Exhibit 99.141

NexTech AR Reports $6 million in Revenues for its Audited Period Ended December 31st 2019

Major Growth in AR Trends Seen Accelerating in 2020

New York, NY – Toronto, ON –March 27th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality for e-commerce and AR learning applications, reports that it has completed its audited financials for 2019, reporting over $6.0 million in gross revenue and 53% gross profit of $3.2 million for the 2019, 12-month calendar year. For the seven month audited period beginning May 31st and ending December 31st 2019 the company reported $4.0 million in revenue with gross profits of $2.3 million.

LIQUIDITY AND CAPITAL RESOURCES

NexTech had cash of $2.8 million and a positive working capital of $3.3 million as of December 31, 2019.

NexTech CEO Evan Gappelberg comments, “We are very fortunate that we have an amazing team that continues to execute on generating revenue and scaling our multiple business segments even during a pandemic. I am especially pleased with the execution of our AR e-commerce initiative and really excited about the upside in our new acquisition of remote video training, live streaming software company Jolokia. He continues, “The Coronavirus has caused a mass cancellation of all conferences and live events forcing companies to look for alternates like Virtual Conferences, augmented reality and virtual reality driven events. With our extensive AR/VR technology stack, growing AR e-commerce businesses plus this acquisition, NexTech has positioned itself at the right place at the right time to participate in the shop from home (SFH), work from home (WFH), new global paradigm shift”.

SELECTED HIGHLIGHTS FOR THE 2019 YEAR

●	Revenue for the seven months ended December 31, 2019 was $4.0 million compared to the twelve months ended May 31, 2019 $2.0 million representing a 100% increase period over period. The increase is attributed to increased conversions in the e-commerce segment and sales and marketing efforts to deliver the technology offerings.

●	For the seven months ended December 31, 2019, the Company had Gross Profits of $2.3 million compared to $0.98 million for the twelve months ended May 31, 2019 representing a growth of 140%. The increase is attributable to the diversity of product offerings and mix.

●	Achieved a technological breakthrough that enables dynamic 3D renderings of complicated objects in web-based AR platforms for Android, iOS devices and Mac and Windows computers.

●	Launched ARitize University, an application-based solution that allows companies and educational establishments to leverage all of their existing two-dimensional (2D) assets such as YouTube videos, PDF documents, PowerPoint decks, images, etc. and then overlay immersive three dimensional augmented reality (3D-AR) experiences on top of the original 2D content to create 3D interactive training experience that enhances the learning process.

●	Built 3D Swirl advertisements that passed Google’s 3D validation tool.

●	Developed a proprietary Augmented Reality analytics dashboard to track Augmented Reality product interactions and conversions to sales for e-commerce.

●	Released AR Ecommerce integration with Shopify, Wordpress, Magento 2.0 and Facebook Messenger.

●	Launched a Virtual Reality V-Commerce (“VR”) commerce division to further complement Augmented Reality offering.

●	Appointed Kashif Malik as the new Chief Financial Officer.

SELECTED HIGHLIGHTS FOR THE 2020 YEAR

●	The company achieved $800,000 in revenue for the month of January 2020 and gross profits of $528,000 representing a 66% Gross profit versus a 59% gross profit from December 2019. This is the highest revenue achieved in a single month for NexTech, which represents a 110% increase in revenue and 172% increase in gross profits year over year.

●	For the month of February revenue of $685,000 and gross profit margin of 66% or $450,000 representing a 184% increase in revenue and 271% increase in gross profits year over year.

●	Launched it’s 3D/AR Ad Network which it believes will drive substantial revenue growth in 2020. Nextech 360 is an advertising platform for brands, publishers, and developers which powers immersive advertising across all browsers and devices, on web and mobile.

●	Entered into partnership with Jolokia for Augmented Reality in the live streaming, video training industry; now under LOI to be acquired.

●	Q1 2020 financial results are expected to be released in May.

The Company’s audited consolidated financial statements for the seven month year ended December 31, 2019 and the relevant Management’s Discussion and Analysis documents are available under the Company’s profile on SEDAR at www.sedar.com.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four multi-billion-dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first  ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it on’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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